UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2019

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4 MINUTES OF THE 346th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A. HELD ON FEBRUARY 15, 2019

1. DATE, TIME AND PLACE: February 15, 2019, at 8:30 a.m., at Telefônica Brasil S.A. (“Company”) headquarters, located at Av. Eng. Luiz Carlos Berrini, 1376, Cidade Monções, capital of the State of São Paulo.

2. CALL NOTICE AND ATTENDANCE: The call notice was issued in accordance with the Company's Bylaws. The members of the Company's Board of Directors who subscribe to these minutes attended the Meeting, representing the necessary quorum under the terms of the Bylaws. The Board Member Mr. Francisco Javier de Paz Mancho participated by videoconference from Madrid, Spain. Also present were the Chief Financial and Investor Relations Officer, Mr. David Melcon Sanchez-Friera; the General Secretary and Legal Officer of the Company, Mr. Breno Rodrigo Pacheco de Oliveira, as Secretary of the Meeting; and the presenters individually named for the themes below, whose participation was restricted to the time of appreciation of the respective themes.

3. PRESIDING BOARD: Eduardo Navarro de Carvalho, Chairman of the Board of Directors and Breno Rodrigo Pacheco de Oliveira, Secretary of the Board of Directors.

4. AGENDA AND DELIBERATION: After examining and debating on the matter on the Agenda, the members of the Board of Directors deliberated unanimously, as described below:

4.1. DISTRIBUTION OF INTEREST ON OWN CAPITAL OF THE COMPANY: The Board of Directors approved, by unanimous decision, the proposal of distribution of Interest on Own Capital based on the balance sheet of the period, in the gross amount of R$700,000,000.00 (seven hundred million reais), which is equivalent to R$595,000,000.00 (five hundred and ninety-five million reais) net of income tax. The interest per share equals R$0.38875331153  per common share (R$ 0.33044031480 net of income tax) and R$0.42762864269 per preferred share (R$0.36348434628 net of income tax).

The Interest on Own Capital shall be credited individually to shareholders, in accordance to the shareholder registry book position by the end of February 28, 2019. After this date, the shares will be considered “ex-Interest on Own Capital”.

The Interest on Own Capital will be imputed to the minimum mandatory dividend of the fiscal year 2019 ad referendum of the General Shareholders Meeting, and the payment will be carried out before the end of 2020, in a date to be defined by the Company’s Board. The effective payment of the IOC declared on this date is limited to the effective value to be determined in its financial statements, under the terms of the law

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 346th MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A. HELD ON FEBRUARY 15, 2019

5. CLOSING: Since there was no other business to be transacted, the meeting was closed and these minutes were drawn-up by the Secretary of the Board of Directors, which were approved and signed by the Directors present to the meeting, being following transcribed in the proper book. São Paulo, February 15, 2019. (aa) Eduardo Navarro de Carvalho – Chairman of the Board of Directors. Antonio Carlos Valente da Silva; Antonio Gonçalves de Oliveira; Christian Mauad Gebara; Francisco Javier de Paz Mancho; José María Del Rey Osorio; Julio Esteban Linares Lopez; Luis Miguel Gilpérez López; Luiz Fernando Furlan; Narcís Serra Serra; Roberto Oliveira de Lima; Sonia Julia Sulzbeck Villalobos; Secretary of the Meeting: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that this is a faithful copy of the minutes of the 346th meeting of the Board of Directors of Telefônica Brasil S.A., held on February 15, 2019, which was drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira
Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 15, 2019	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director